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SEC Mail Processing Section

MAR 01 2018

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
0-19982 43548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFI Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and street)

New York (City) NY (State) 10041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay 212-294-7849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036-6530 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

RMS DM

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to GFI Securities LLC (the "Company"), as of December 31, 2017, is true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

Notary Public

Kimberley Y. Boston
Notary Public, State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

This report ** contains (check all applicable boxes):

- ☑ Facing Page.
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Consolidated Statement of Financial Condition.
- ☐ Consolidated Statement of Operations.
- ☐ Consolidated Statement of Cash Flows.
- ☐ Consolidated Statement of Comprehensive Income.
- ☐ Consolidated Statement of Changes in Member's Interest.
- ☑ Notes to Consolidated Statement of Financial Condition.
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
- ☐ A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required By CFTC Regulation 1.16.
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ Reconciliation of Amounts in Consolidated Financial Statements to Amounts of Amended Form Part II FOCUS.
- ☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.
- ☐ Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

To the Members of GFI Securities LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of GFI Securities LLC (the "Company") as of December 31, 2017 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2015.

February 28, 2018

GFI Securities LLC

Consolidated Statement of Financial Condition

December 31, 2017

(In Thousands)

Assets		
Cash and cash equivalents	$	38,232
Receivables from clearing brokers		17,951
Accrued commissions receivable, net		6,513
Forgivable loans and other receivables from employees, net		593
Receivables from related parties		5,512
Other assets		1,334
Total assets	$	70,135
Liabilities and Member's Interest		
Accrued compensation	$	13,670
Payables to related parties		12,695
Accounts payable and accrued liabilities		3,052
Total liabilities		29,417
Commitments and contingencies (Note 3)		
Member's interest:		
Controlling interests		40,645
Non-controlling interests		73
Total member's interest		40,718
Total liabilities and member's interest	$	70,135

See notes to consolidated statement of financial condition

1. General and Summary of Significant Accounting Policies

Description of Business — GFI Securities LLC ("GFIS") and its subsidiaries (collectively the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and an introducing broker with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"). The Company provides brokerage services for securities and over-the-counter ("OTC") derivative contracts to broker-dealers and other financial institutions. The Company introduces trades to a number of clearing firms who clear them on a fully disclosed basis.

The consolidated statement of financial condition include the accounts of the Company. The Company is a Limited Liability Company which operates out of New York and an indirect, wholly-owned subsidiary of BGC Partners, Inc. (the "Ultimate Parent" or "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. ("Cantor").

As of December 31, 2017, the Company owns approximately 95% of GFI Exchange Colombia S.A. and GFI Securities Colombia S.A., which are licensed and regulated by the Superintendencia Financiera de Colombia. The remaining interests are owned by other subsidiaries of BGC and represent the noncontrolling interest in the Company's consolidated statement of financial condition. All intercompany accounts and transactions have been eliminated.

Basis of Presentation — The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the Company's consolidated statement of financial condition.

Cash and Cash Equivalents — The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Receivables from Clearing Brokers — Receivables from clearing brokers represent cash deposits with various clearing brokers to conduct ongoing clearance activities.

Financial Assets and Liabilities — In accordance with Accounting Standards Codification ("ASC") 820-10, *Fair Value Measurements and Disclosures* ("ASC 820-10"), the Company estimates fair values of financial instruments, such as derivative instruments, using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

significant judgment in interpreting market data and, accordingly, changes in assumptions or in market conditions could adversely affect the estimates. The Company also discloses the fair value of its financial instruments in accordance with the fair value hierarchy as set forth by ASC 820-10.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Forgivable Loans and Other Receivables from Employees, Net — Forgivable loans and other receivables from employees are advances on bonuses and salaries and other loan contracts such as forgivable loans that the Company may, from time to time, execute with employees. Employee forgivable loans are recorded at historical value and are amortized using the straight-line method over the forgiveness period, which is generally two or three years.

Accrued Commissions Receivable, Net – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, commodities, foreign exchange, and other derivative brokerage transactions. Pursuant to a factoring agreement dated November 30, 2003 (the "Factoring Agreement"), the Company sells commissions receivable aged over 30 days to an affiliate on a non-recourse basis. The Company accounts for the transfer of the commissions receivable to the affiliate under the Factoring Agreement in accordance with ASC 860-10-40-5, *Transfers and Servicing*. ASC 860-10 requires that several conditions be met in order to present the transfer of accounts receivable as a sale. As the Company has isolated the transferred (sold) assets (commissions receivable); has the legal right to transfer the assets; and has sold the assets on a non-recourse basis, effectively relinquishing control of the assets, the Company qualifies for sale treatment. In addition, as a result of the Factoring Agreement, the Company does not generally record an allowance for doubtful accounts. See Note 4 – Related Party Transactions for further discussion.

Other Assets – Other assets primarily includes marketable securities. Marketable securities are classified as trading securities and measured at fair value.

1. General and Summary of Significant Accounting Policies (continued)

Revenue Recognition —The Company derives its revenues primarily through commissions from agency or principal transactions.

Agency Commissions — In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commissions revenues are recognized on a trade date basis.

Principal Transactions — Principal transactions revenue are primarily derived from matched principal transactions, whereby the Company simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between buy and sell price of the brokered security. Principal transactions revenues are recognized on a trade date basis. Additionally, the mark-to-market on marketable securities that are classified as trading securities are recorded in principal transactions

Interest Income – Interest income primarily represents interest derived from employee loan receivables and money market funds.

Income Taxes – Income taxes are accounted for under U.S. GAAP guidance *Income Taxes* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Company's consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

U.S. GAAP, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the Company's consolidated statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's standalone operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels. The Company has two subsidiaries, which operate in a foreign jurisdiction and are subject to tax in that jurisdiction.

1. General and Summary of Significant Accounting Policies (continued)

Equity-Based and Other Compensation – BGC provides compensation awards to certain employees of the Company in the form of Restricted Stock Units ("RSUs") and awards in BGC. The Company awards entitle the employees to participate in quarterly distributions of BGC's income, and is accounted for under U.S. GAAP guidance, which requires that the Company record an expense for distributions. In addition, the Company grants rights to certain employees to exchange Company awards into shares of BGC Class A common stock.

The Company accounts for deferred cash compensation under U.S. GAAP which requires measurement of deferred compensation expense for non-equity-based awards based upon future amounts expected to be paid, and provides for recognition of compensation expense over the expected service period, net of estimated forfeitures. See Note 6 – Deferred Compensation for further information.

Foreign Currency Translation Adjustments and Transactions — Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at the period end rates of exchange, and revenue and expenses are translated at the average rates of exchange for the period.

2. Derivative Instruments

As of December 31, 2017, the Company had a total notional value of approximately $2,729,637 for derivative contracts. The fair value of these derivative contracts relates to transactions with one counterparty for which the legal right to offset exists under an enforceable netting agreement. These contracts are carried at fair value financial instruments and are classified within level 2 of the fair value hierarchy.

During the year, the Company entered into principal transactions for futures products to facilitate customer trading activities or to engage in principal trading for the Company's account. As of December 31, 2017, the Company had short futures contracts of $25, which is included in Receivables from clearing brokers as futures contracts are settled daily.

3. Commitments and Contingencies

Legal Matters —In the ordinary course of business, various legal actions are brought and are pending against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in reviews, examinations, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's businesses, which may result in judgments, settlements, fines, penalties, injunctions or other relief.

3. Commitments and Contingencies (continued)

From time to time, the Company is involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. The Company is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed.

Risks and Uncertainties — The Company primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based upon the transaction volume of securities, commodities, foreign exchange, and derivative markets in which the Company provides services.

In connection with the factoring of commissions receivable, it is generally required to make a variety of customary representations and warranties regarding both the Company itself and the commissions receivable being sold or transferred. The Company makes such representations and warranties in connection with the sale of its commissions receivable, and will continue to do so in the ordinary course of business. See Note 1 – General and Summary of Significant Accounting Policies under Accrued Commissions Receivable, Net for further information.

Guarantees — The Company is a member of certain exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee certain obligations. To mitigate the performance risks of its members, the exchanges and clearing houses may, from time to time, require members to post collateral, as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Company's consolidated statement of financial condition for these arrangements.

4. Related Party Transactions

Cantor and other affiliates provide the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services.

(In Thousands)

4. Related Party Transactions (continued)

The Company receives certain clearing services from Cantor pursuant to its clearing agreement. These clearing services are provided in exchange for payment by the Company of third-party clearing costs and allocated costs.

Pursuant to the Factoring Agreement, the Company sells commissions receivable aged over 30 days to an affiliate on a non-recourse basis. The Company sold commissions receivable of $36,887 for the year ended December 31, 2017.

5. Income Taxes

As of December 31, 2017, the Company recorded a deferred tax asset of approximately $28 before a valuation allowance of approximately ($26), including ($10) in the current year. The deferred tax asset consists primarily of book-tax differences related to deferred compensation and net operating losses. The difference between the effective tax rate and the U.S. federal statutory rate is due primarily to the Company not being subject to US federal, state, and local tax.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years in each respective jurisdiction. There were no unrecognized tax benefits as of December 31, 2017. For the year ended December 31, 2017, the Company did not accrue any interest or penalties related to uncertain tax positions. The federal tax return of the sole member is no longer subject to examination for years prior to 2014. The state and local tax returns of the sole member are no longer subject to examination prior to 2009.

6. Deferred Compensation

The Company provides for the grant of deferred cash incentive compensation to eligible employees. At December 31, 2017, total unrecognized compensation cost related to deferred cash compensation prior to expected forfeitures was approximately $3,626 and is expected to be recognized over a weighted-average period of approximately one year.

7. Regulatory Requirements

As a registered introducing broker-dealer, GFIS is subject to the net capital rules under the Securities Exchange Act of 1934 and the Commodity Exchange Act. GFIS has elected to compute its net capital using the alternative method, which requires GFIS to maintain minimum net capital of $250, or 2% of aggregate debit balances.

Proprietary accounts held at clearing organizations ("PAB assets") are considered allowable assets in the computation pursuant to PAB agreements between GFIS and the clearing organizations which require, among other requirements, for clearing organizations to perform a computation of PAB assets similar to the SEC Customer Protection Rule ("Rule 15c3-3") customer reserve computation.

7. Regulatory Requirements (continued)

At December 31, 2017, GFIS's net capital was $10,729, which was $10,479 in excess of its required net capital.GFIS is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. GFIS did not have any subordinated borrowings during the year ended December 31, 2017.

8. Market and Credit Risk

The Company operates as an inter-dealer broker that is interposed between buyers and sellers ("Counterparties"). Agency brokerage transactions facilitated by the Company are settled between the Counterparties on a give up basis. Principal transactions are cleared through various clearing organizations. The Company generates revenue from principal transactions on the spread between the buy and sell price of the security. Principal transactions revenue is primarily derived from matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions are cleared through various clearing organizations.

In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company

In certain circumstances, the Company may enter into transactions involving futures contracts to manage the Company's exposure on unmatched principal transactions. These transactions are executed on a margin basis through one of the third-party clearing organizations. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices.

The Company monitors its credit risk daily and has a policy of reviewing regularly the credit standings of counterparties with which it conducts business.

9. Subsequent Events

The Company has evaluated subsequent events through the date the Company's consolidated statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the Company's consolidated statement of financial condition or disclosures in the notes to consolidated statement of financial condition.